Filed Pursuant to Rule 424(b)(5)
Registration No. 333-224993

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Floating Rate Senior Notes due 2023	$575,000,000	100.000%	$575,000,000	$74,635
1.200% Senior Notes due 2024	$925,000,000	99.931%	$924,361,750	$119,982
2.850% Senior Notes due 2025	$400,000,000	105.763%	$423,052,000	$54,912
2.150% Senior Notes due 2027	$600,000,000	99.870%	$599,220,000	$77,779
Total	$2,500,000,000		$2,521,633,750	$327,308

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)

This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the Company’s Registration Statement on Form S-3 (File No. 333-224993) in accordance with Rules 456(b) and 457(r) under the Securities Act of 1933.

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 17, 2018)

$2,500,000,000

Valero Energy Corporation

$575,000,000 Floating Rate Senior Notes due 2023

$925,000,000 1.200% Senior Notes due 2024

$400,000,000 2.850% Senior Notes due 2025

$600,000,000 2.150% Senior Notes due 2027

This is an offering of $575,000,000 aggregate principal amount of our Floating Rate Senior Notes due 2023 (the “floating rate notes”), $925,000,000 aggregate principal amount of our 1.200% Senior Notes due 2024 (the “2024 notes”), $400,000,000 aggregate principal amount of our 2.850% Senior Notes due 2025 (the “2025 notes”) and $600,0000,000 aggregate principal amount of our 2.150% Senior Notes due 2027 (the “2027 notes” and, collectively with the floating rate notes, the 2024 notes and the 2025 notes, the “notes”). We refer to the 2024 notes, the 2025 notes and the 2027 notes collectively as the “fixed rate notes.”

The 2025 notes offered hereby will constitute an additional issuance of our 2.850% Senior Notes due 2025, of which $650,000,000 aggregate principal amount was issued on April 16, 2020 (the “existing 2025 notes”). The 2025 notes offered hereby will form a single series with, and have the same terms as, the existing 2025 notes (other than the initial offering price and the issue date). Upon settlement, the 2025 notes offered hereby will have the same CUSIP and ISIN numbers and will trade interchangeably with the existing 2025 notes. Immediately after giving effect to the issuance of the additional 2025 notes offered hereby, we will have $1,050,000,000 aggregate principal amount of 2.850% Senior Notes due 2025 outstanding.

The floating rate notes will mature on September 15, 2023, the 2024 notes will mature on March 15, 2024, the 2025 notes will mature on April 15, 2025 and the 2027 notes will mature on September 15, 2027. The floating rate notes will bear interest at a floating rate equal to three-month LIBOR (as defined herein) plus 1.150% per annum, subject to the provisions set forth under “Description of the Notes—Interest—Floating Rate Notes.” Interest on the floating rate notes will be payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing December 15, 2020. Interest on the 2024 notes and the 2027 notes will be payable semi-annually on March 15 and September 15 of each year, commencing March 15, 2021. Interest on the 2025 notes will be payable semi-annually on April 15 and October 15 of each year, commencing October 15, 2020. We may redeem the fixed rate notes at any time prior to the maturity date, and we may also redeem the floating rate notes, the 2025 notes and the 2027 notes at any time on or after the Applicable Par Call Date (as defined under “Description of the Notes—Optional Redemption”), in each case, in whole or in part from time to time and at the applicable redemption prices described in this prospectus supplement. We do not have the right to redeem the floating rate notes prior to the Applicable Par Call Date in respect of such notes. The notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Investing in the notes involves risks. See “Risk Factors” on page S-4 of this prospectus supplement.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discount	Proceeds (before expenses) to Valero(1)
Per floating rate note	100.000%	0.400%	99.600%
Total	$575,000,000	$2,300,000	$572,700,000
Per 2024 note	99.931%	0.400%	99.531%
Total	$924,361,750	$3,700,000	$920,661,750
Per 2025 note	105.763%	0.600%	105.163%
Total	$423,052,000	$2,400,000	$420,652,000
Per 2027 note	99.870%	0.625%	99.245%
Total	$599,220,000	$3,750,000	$595,470,000

(1)	Plus (a) accrued interest, if any, from September 10, 2020, if settlement occurs after that date and (b) in the case of the 2025 notes, accrued interest from April 16, 2020, to, but excluding, the settlement date for the 2025 notes, totaling $4,560,000. Such accrued interest must be paid by the purchasers of the 2025 notes, in connection with the settlement of this offering.

The existing 2025 notes are not listed, and no series of the notes offered hereby will be listed, on any securities exchange. Currently, there is no public market for the notes other than the existing 2025 notes.

It is expected that delivery of the notes will be made to investors through the book-entry delivery system of The Depository Trust Company for the accounts of its participants, including Clearstream Banking S.A., and Euroclear Bank, SA/NV, as operator of the Euroclear System, on or about September 10, 2020.

Joint Book-Running Managers

J.P. Morgan	Citigroup	MUFG	Scotiabank
BofA Securities	Mizuho Securities	SMBC Nikko	US Bancorp

Co-Managers

Barclays	BNP PARIBAS	Credit Suisse	PNC Capital Markets LLC
RBC Capital Markets	TD Securities	Truist Securities	Wells Fargo Securities

September 8, 2020

We have not, and the underwriters have not, authorized anyone to provide you with any information other than that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. We are not, and the underwriters are not, making an offer to sell any security in any jurisdiction where the offer or sale is not permitted. You should assume the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of the date on the cover of this prospectus supplement and the accompanying prospectus and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

As used in this prospectus supplement, the terms “Valero,” “we,” “us” and “our” may, depending upon the context, refer to Valero Energy Corporation, to one or more of its consolidated subsidiaries or to all of them taken as a whole.

S-i

SUMMARY

Valero Energy Corporation

We are a Fortune 500 company based in San Antonio, Texas. We were incorporated in Delaware in 1981 under the name Valero Refining and Marketing Company. We changed our name to Valero Energy Corporation on August 1, 1997. Our common stock trades on the New York Stock Exchange under the symbol “VLO.” On January 31, 2020, we had 10,222 employees.

We own 15 petroleum refineries located in the United States (“U.S.”), Canada, and the United Kingdom (“U.K.”) with a combined throughput capacity of approximately 3.2 million barrels per day. Our refineries produce conventional gasolines, premium gasolines, gasoline meeting the specifications of the California Air Resources Board (“CARB”), diesel, low-sulfur diesel, ultra-low-sulfur diesel, CARB diesel, other distillates, jet fuel, asphalt, petrochemicals, lubricants, and other refined petroleum products. We also own 14 ethanol plants located in the Mid-Continent region of the U.S. with a combined production capacity of approximately 1.73 billion gallons per year. We are also a joint venture partner in Diamond Green Diesel Holdings LLC, which owns and operates a renewable diesel plant in Norco, Louisiana. We sell our products in the wholesale rack or bulk markets in the U.S., Canada, the U.K., Ireland, and Latin America. Approximately 7,000 outlets carry our brand names.

Our principal executive offices are located at One Valero Way, San Antonio, Texas 78249, our telephone number is (210) 345-2000 and our website is www.valero.com. The information on our website is not incorporated by reference in, and does not form a part of, this prospectus supplement or the accompanying prospectus.

Recent Developments

As previously discussed, many uncertainties remain with respect to COVID-19 and the global oil markets, and it is difficult to predict the ultimate economic impacts on us. However, we expect that the adverse impacts will likely continue during the third quarter of 2020.

We expect our results of operations for the three months ended September 30, 2020 to be adversely impacted by a lower of cost or market (“LCM”) inventory valuation adjustment and a last-in, first-out (“LIFO”) decrement adjustment. Based on current prices, we expect to incur a non-cash LCM inventory valuation charge of approximately $40 to $60 million and a non-cash LIFO decrement charge of approximately $300 to $400 million during the three months ended September 30, 2020, as compared to a positive LCM adjustment of $2,248 million during the three months ended June 30, 2020. There was no LIFO decrement adjustment in the three months ended June 30, 2020.

These amounts are subject to change based on market prices and throughput volumes. Although the quarter ended September 30, 2020, is not yet complete, key margin indicators for July and August were comparable to what we experienced in the second quarter of 2020, with volumes consistent with our guidance.

The final comprehensive statements of our results of operations and financial condition as of and for the quarter ended September 30, 2020 may vary from our current expectations and may be different from the information described above as our neither the quarter nor our quarterly financial statement close process are complete as of this time and additional developments and adjustments may arise between now and the time this period ends or the time the financial and operating information for this period is finalized. In addition, the key margin indicators and guidance above are not necessarily indicative of the results to be achieved for the remainder of 2020 or in any future period. There can be no assurance that either the key margin indicators will result in the same or even similar refining segment margin or that the estimates in such guidance will be realized, and actual results are subject to risks and uncertainties, many of which are not within our control. Accordingly, you should not place undue reliance on the key margin indicators or guidance above.

The Offering

The offering terms of the notes are summarized below solely for your convenience. This summary is not a complete description of the notes. You should read the full text and more specific details contained elsewhere in this prospectus supplement and the accompanying prospectus. For a more detailed description of the notes, see the discussion under the caption “Description of the Notes” in this prospectus supplement and the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus, to which we refer you.

Issuer	Valero Energy Corporation

Securities Offered	$2,500,000,000 aggregate principal amount of notes, consisting of the following series:

$575,000,000 aggregate principal amount of Floating Rate Senior Notes due 2023

$925,000,000 aggregate principal amount of 1.200% Senior Notes due 2024

$400,000,000 aggregate principal amount of 2.850% Senior Notes due 2025

$600,000,000 aggregate principal amount of 2.150% Senior Notes due 2027

Maturity Date	Floating rate notes—September 15, 2023

2024 notes—March 15, 2024

2025 notes—April 15, 2025

2027 notes—September 15, 2027

Interest Rate	Floating rate notes—A floating rate equal to three-month LIBOR plus 1.150% per annum, subject to the provisions set forth under “Description of the Notes—Interest—Floating Rate Notes.”

2024 notes—1.200% per annum

2025 notes—2.850% per annum. The interest payment to be made on October 15, 2020 with respect to the 2025 notes offered hereby will include accrued interest from and including April 16, 2020, to, but excluding, the settlement date for the 2025 notes, equal to $4,560,000.

2027 notes—2.150% per annum

Interest Payment Dates	Floating rate notes—quarterly on March 15, June 15, September 15 and December 15 of each year, commencing December 15, 2020

2024 notes—March 15 and September 15 of each year, commencing March 15, 2021

2025 notes—April 15 and October 15 of each year, commencing October 15, 2020

2027 notes—March 15 and September 15 of each year, commencing March 15, 2021

Optional Redemption	The fixed rate notes will be redeemable at any time and from time to time prior to the maturity date in the case of the 2024 notes, and prior to the Applicable Par Call Date in the case of the 2025 notes and the 2027 notes, in whole or in part and at our option, at a redemption price equal to the greater of 100% of the principal amount of the applicable series of notes to be redeemed, or the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the redemption date), assuming, for such purpose, that the notes matured on the Applicable Par Call Date in the case of the 2025 notes and the 2027 notes. On or after the Applicable Par Call Date, we may redeem the floating rate notes, the 2025 notes and the 2027 notes at any time, in whole or in part and at our option, at a redemption price equal to 100% of the principal amount of such notes. We do not have the right to redeem the floating rate notes prior to the Applicable Par Call Date in respect of such notes.

We will pay accrued interest on the notes redeemed to, but not including, the redemption date. See “Description of the Notes—Optional Redemption” in this prospectus supplement.

Qualified Reopening	We intend to treat the 2025 notes as part of the same issue as the existing 2025 notes. The 2025 notes will be treated for U.S. federal income tax purposes as having the same issue date and issue price for U.S. federal tax purposes as the existing 2025 notes. See “Certain U.S. Federal Income Tax Considerations” in this prospectus supplement.

Use of Proceeds	We estimate that the net proceeds we will receive from this offering will be approximately $2.51 billion after deducting underwriting discounts and estimated expenses of the offering payable by us. We anticipate using the net proceeds from this offering for general corporate purposes. See “Use of Proceeds” in this prospectus supplement.

Trustee	U.S. Bank National Association

Calculation Agent	U.S. Bank National Association will initially act as calculation agent with respect to the floating rate notes, subject to our right to appoint a successor calculation agent.

RISK FACTORS

Investing in the notes involves risk. Before making an investment in the notes, you should carefully consider the risks described below and the risk factors identified in Part I, Item. 1A. “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2019 and in our Current Report on Form 8-K filed with the SEC on April 13, 2020, as those risk factors are amended or supplemented by subsequent Quarterly Reports on Form 10-Q and other reports and documents we file with the SEC after the date of this prospectus supplement that are incorporated by reference herein, together with the other information contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference herein. Any of these risk factors could adversely affect our business, operating results, and/or financial condition, as well as adversely affect the value of an investment in the notes.

Risks Related to the Floating Rate Notes

The risk factors below contain several capitalized terms which are defined under “Description of the Notes—Interest—Floating Rate Notes—Effect of a Benchmark Transition Event” (the “benchmark transition provisions”), to which we refer you.

The floating rate notes bear additional risks.

The floating rate notes bear interest at a floating rate, and accordingly carry significant risks not associated with conventional fixed rate debt securities. These risks include fluctuation of the interest rates and the possibility that you will receive an amount of interest that is lower than expected. We have no control over a number of matters, including economic, financial and political events, that are important in determining the existence, magnitude and longevity of these risks and their results.

Uncertainty relating to the calculation of USD London Interbank Offered Rate (“LIBOR”) and other reference rates and their potential discontinuance may materially adversely affect the amount of interest payable on, or the liquidity or value of, the floating rate notes.

National and international regulators and law enforcement agencies have conducted investigations into a number of rates or indices which are deemed to be “reference rates.” Actions and recommendations by such regulators and law enforcement agencies may result in reforms and changes to the manner in which certain reference rates are determined, their discontinuance, or the establishment of and transition to alternative reference rates. In particular, on July 27, 2017, the then Chief Executive Officer of the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that it was the FCA’s intention that it would no longer be necessary for the FCA to persuade or compel banks to submit input data for the calculation of LIBOR after 2021. The FCA and other official sector bodies have made several announcements since 2017 regarding the need to transition from LIBOR to alternative rates, and market participants have been strongly advised of the need to ensure they are prepared for this transition by the end of 2021. On June 23, 2020, the U.K. Government announced its intention to amend the U.K.’s regulatory framework for benchmarks to ensure the FCA has the appropriate powers to manage and direct any wind-down period prior to an eventual LIBOR cessation. These new regulatory powers would enable the FCA to direct a methodology change for LIBOR. Such announcements indicate that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. Notwithstanding the foregoing, it appears highly likely that LIBOR will be discontinued or modified by 2021, which is prior to the maturity date of the floating rate notes.

At this time, it is not possible to predict the effect that these developments, any discontinuance, modification or other reforms to LIBOR or any other reference rate, or the establishment of alternative reference rates may have on LIBOR, other benchmarks or floating rate debt securities, including the floating rate notes. Uncertainty as to the nature of such potential discontinuance, modification, alternative reference rates or other reforms may materially adversely affect the trading market for securities linked to such benchmarks, including the floating rate notes. Furthermore, the use of alternative reference rates or other reforms could cause the interest rate calculated for the floating rate notes to be materially different than expected.

If it is determined that LIBOR has been discontinued (or for any other reason may not be used) and an alternative reference rate for three-month LIBOR is used as described in “Description of the Notes—Interest—Floating Rate Notes,” Valero or our designee (which may be the calculation agent only if the calculation agent consents in writing to such appointment in its sole discretion with no liability therefor, a successor calculation agent, an independent financial advisor, or such other designee of ours acting as our agent (any of such entities, a “Designee”)) may make certain adjustments to such rate, including applying a spread thereon or with respect to the business day convention, interest determination dates and related provisions and definitions, to make such alternative reference rate comparable to three-month LIBOR, in a manner that is consistent with industry-accepted practices or applicable regulatory or legislative actions or guidance for such alternative reference rate. See “Description of the Notes—Interest—Floating Rate Notes.” Any of the specified methods of determining floating rate alternative reference rates or the permitted adjustments to such rates may result in interest payments on the floating rate notes that are lower than or that do not otherwise correlate over time with the payments that would have been made on the floating rate notes if published LIBOR continued to be available or used. Other floating rate debt securities issued by other issuers, by comparison, may be subject in similar circumstances to different procedures for the establishment of alternative reference rates. Any of the foregoing may have a material adverse effect on the amount of interest payable on the floating rate notes, or the market liquidity and market value of the floating rate notes.

Interest on the floating rate notes will be calculated using a Benchmark Replacement selected by Valero (or our Designee) if a Benchmark Transition Event occurs.

As described in detail in the benchmark transition provisions, if during the term of the floating rate notes, Valero (or our Designee) determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to three-month LIBOR, Valero (or our Designee) in its sole discretion will select as a new base rate a Benchmark Replacement in accordance with the benchmark transition provisions described herein. The Benchmark Replacement will include a spread adjustment and technical, administrative or operational changes described in the benchmark transition provisions may be made to the interest rate determination if Valero (or our Designee) determines in its sole discretion they are required.

The interests of Valero (or our Designee) in making the determinations described above may be adverse to your interests as a holder of the floating rate notes. The selection of a Benchmark Replacement, and any decisions made by Valero (or our Designee) in connection with implementing a Benchmark Replacement with respect to the floating rate notes, could result in adverse consequences to the applicable interest rate on the floating rate notes, which could adversely affect the return on, value of and market for such securities. Further, there is no assurance that the characteristics of any Benchmark Replacement will be similar to three-month LIBOR or that any Benchmark Replacement will produce the economic equivalent of three-month LIBOR.

The Secured Overnight Financing Rate (“SOFR”) is a relatively new market index and as the related market continues to develop, there may be an adverse effect on the return on, the value of or the market for the floating rate notes.

If a Benchmark Transition Event occurs and Valero (or our Designee) cannot determine the Interpolated Benchmark as of the Benchmark Replacement Date, then the rate of interest on the floating rate notes will be determined using SOFR (unless a Benchmark Transition Event and its related Benchmark Replacement Date also occur with respect to the Benchmark Replacements that are linked to SOFR, in which case the rate of interest will be based on the next-available Benchmark Replacement). In the following discussion of SOFR, when we refer to SOFR-linked notes or debt securities, we mean the floating rate notes at any time when the rate of interest on those notes or debt securities is or will be determined based on SOFR.

The Benchmark Replacements specified in the benchmark transition provisions include Term SOFR, a forward-looking term rate which will be based on SOFR. Term SOFR is currently being developed under the sponsorship of the Federal Reserve Bank of New York (the “NY Federal Reserve”), and there is no assurance that the development of Term SOFR will be completed. If a Benchmark Transition Event and its related Benchmark Replacement Date occur with respect to three-month LIBOR and, at that time, a form of Term SOFR has not been selected or recommended by the Federal Reserve Board and/or the NY Federal Reserve, or a committee officially endorsed or convened by the Federal Reserve Board and/or the NY Federal Reserve or any successor thereto, then the next-available Benchmark Replacement under the benchmark transition provisions will be used to determine the amount of interest payable on the floating rate notes for the next applicable interest period and all subsequent interest periods (unless a Benchmark Transition Event and its related Benchmark Replacement Date occur with respect to that next-available Benchmark Replacement).

These replacement rates and adjustments may be selected or formulated by (i) the Relevant Governmental Body (such as the Alternative Reference Rates Committee of the NY Federal Reserve), (ii) the International Swaps and Derivatives Association, Inc., or (iii) in certain circumstances, Valero (or our Designee). In addition, the benchmark transition provisions expressly authorize Valero (or our Designee) to make Benchmark Replacement Conforming Changes with respect to, among other things, the determination of interest periods and the timing and frequency of determining rates and making payments of interest. The application of a Benchmark Replacement and Benchmark Replacement Adjustment, and any implementation of Benchmark Replacement Conforming Changes, could result in adverse consequences to the amount of interest payable on the floating rate notes, which could adversely affect the return on, value of and market for the floating rate notes. Further, there is no assurance that the characteristics of any Benchmark Replacement will be similar to the then-current Benchmark that it is replacing, or that any Benchmark Replacement will produce the economic equivalent of the then-current Benchmark that it is replacing.

The NY Federal Reserve began to publish SOFR in April 2018. Although the NY Federal Reserve has also begun publishing historical indicative SOFR going back to 2014, such prepublication historical data inherently involves assumptions, estimates and approximations. You should not rely on any historical changes or trends in SOFR as an indicator of the future performance of SOFR. Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in comparable benchmark or market rates. As a result, the return on and value of SOFR-linked debt securities may fluctuate more than floating rate debt securities that are linked to less volatile rates.

Also, since SOFR is a relatively new market index, SOFR-linked debt securities likely will have no established trading market when issued, and an established trading market may never develop or may not be very liquid. Market terms for debt securities indexed to SOFR, such as the spread over the index reflected in interest rate provisions, may evolve over time, and trading prices of the floating rate notes may be lower than those of later-issued SOFR-linked debt securities as a result. Similarly, if SOFR does not prove to be widely used in securities like the floating rate notes, the trading price of those securities may be lower than those of debt securities linked to rates that are more widely used. Debt securities indexed to SOFR may not be able to be sold or may not be able to be sold at prices that will provide a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.

The NY Federal Reserve notes on its publication page for SOFR that the use of SOFR is subject to important limitations, indemnification obligations and disclaimers, including that the NY Federal Reserve may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. There can be no guarantee that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to you as a holder of the floating rate notes. If the manner in which SOFR is calculated is changed or if SOFR is discontinued, that change or discontinuance may result in a reduction or elimination of the amount of interest payable on the floating rate notes and a reduction in their trading prices.

The amount of interest payable on the floating rate notes is set only once per period based on the three-month LIBOR on the interest determination date, which may fluctuate significantly.

In the past, the level of three-month LIBOR has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of three-month LIBOR are not necessarily indicative of future levels. Any historical upward or downward trend in three-month LIBOR is not an indication that three-month LIBOR is more or less likely to increase or decrease at any time during a floating rate interest period, and you should not take the historical levels of three-month LIBOR as an indication of its future performance. You should further note that although actual three-month LIBOR on an interest payment date or at other times during an interest period may be higher than three-month LIBOR on the applicable interest determination date, you will not benefit from three-month LIBOR at any time other than on the interest determination date for such interest period. As a result, changes in three-month LIBOR may not result in a comparable change in the market value of the floating rate notes.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $2.51 billion after deducting underwriting discounts and estimated expenses of the offering payable by us. We anticipate using the net proceeds from this offering for general corporate purposes.

DESCRIPTION OF THE NOTES

The following description of the particular terms of the notes offered hereby (referred to in the accompanying prospectus as the debt securities) supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus, to which we refer you. The following summary of the notes is qualified in its entirety by reference to the indenture referred to in the accompanying prospectus.

General

The notes will be issued pursuant to an indenture (the “indenture”) dated as of March 10, 2015 by and between Valero and U.S. Bank National Association (the “trustee”).

The floating rate notes will constitute a separate series of debt securities under the indenture, initially limited to $575,000,000 aggregate principal amount, and will mature on September 15, 2023. The 2024 notes will constitute a separate series of debt securities under the indenture, initially limited to $925,000,000 aggregate principal amount, and will mature on March 15, 2024. The 2027 notes will constitute a separate series of debt securities under the indenture, initially limited to $600,000,000 aggregate principal amount, and will mature on September 15, 2027.

The 2025 notes offered hereby will constitute an additional issuance of the existing 2025 notes. The 2025 notes offered hereby will form a single series with, and have the same terms as, the existing 2025 notes (other than the initial offering price and the issue date). Upon settlement, the 2025 notes offered hereby will have the same CUSIP and ISIN numbers and will trade interchangeably with the existing 2025 notes. Immediately after giving effect to the issuance of the additional 2025 notes offered hereby, we will have $1,050,000,000 aggregate principal amount of 2.850% Senior Notes due 2025 outstanding.

We will issue the notes in fully registered book-entry form only, without coupons, in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder and provides that debt securities may be issued thereunder from time to time in one or more additional series. The indenture does not limit our ability to incur additional indebtedness. We may “reopen” each series of the notes and issue an unlimited principal amount of additional notes in the future without the consent of any holder of the notes; provided that if the additional notes are not fungible with the notes of a particular series for U.S. federal income tax purposes, the additional notes will have a separate CUSIP number.

The notes will not be entitled to the benefit of any sinking fund.

The notes will be unsecured, rank equally with all the existing and future unsecured and unsubordinated debt of Valero, be senior to any future subordinated debt and be effectively junior to any secured debt and to all existing and future debt and other liabilities of our subsidiaries.

Interest

Floating Rate Notes

The floating rate notes will bear interest for each interest period at a variable rate determined by the calculation agent, except as set forth below. The calculation agent will initially be U.S. Bank National Association until such time as we appoint a successor calculation agent. We will pay interest on the floating rate notes quarterly on March 15, June 15, September 15 and December 15 of each year, commencing December 15, 2020. The interest rate on the floating rate notes for a particular interest period will be equal to three-month LIBOR as determined on the interest determination date plus 1.150% per annum (the “margin”). The interest determination date for an interest period will be the second London business day preceding that interest period. The interest determination date for the initial interest period will be September 8, 2020. Promptly upon determination, the calculation agent will inform the trustee and us, or in certain circumstances described below, Valero (or our Designee) will inform the trustee, of the interest rate for the next interest period. Absent manifest error, the determination of the interest rate by the calculation agent, or in certain circumstances described below, by Valero (or our Designee), shall be binding and conclusive on the holders of the floating rate notes, the trustee and us.

A London business day is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

On any interest determination date, three-month LIBOR will be equal to the offered rate for deposits in U.S. dollars having an index maturity of three months, in amounts of at least $1,000,000, as such rate appears on “Reuters Page LIBOR01” at approximately 11:00 a.m., London time, on such interest determination date.

“Reuters Page LIBOR01” means the display designated as “LIBOR01” on Reuters (or any successor service) (or such other page as may replace Page LIBOR01 on Reuters or any successor service).

Upon written request from any holder of floating rate notes, the calculation agent will provide the interest rate in effect for the floating rate notes for the current interest period and, if it has been determined, the interest rate to be in effect for the next interest period.

All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 8.986865% (or 0.08986865) being rounded to 8.98687% (or 0.0898687)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

The minimum interest rate on the floating rate notes shall be 0.000%.

The interest rate on the floating rate notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States laws of general application.

Dollar amounts resulting from such calculation will be rounded to the nearest cent, with one-half cent being rounded upward.

Interest on the floating rate notes will accrue from September 10, 2020, or from the most recent interest payment date to which interest has been paid or provided for; provided, that if an interest payment date (other than the maturity date) for the floating rate notes falls on a day that is not a business day, the interest payment date shall be postponed to the next succeeding business day unless such next succeeding business day would be in the following month, in which case, the interest payment date shall be the immediately preceding business day. Interest on the floating rate notes will accrue and be paid to but excluding the relevant interest payment date (as so adjusted). If the maturity date of the floating rate notes falls on a day that is not a business day, then the related payment of principal and interest will be made on the next day that is a business day with the same effect as if made on the date that the payment was first due, and no interest will accrue on the amount so payable for the period from the maturity date. We will make interest payments on the floating rate notes quarterly on March 15, June 15, September 15 and December 15 of each year, commencing December 15, 2020, to the person in whose name those notes are registered at the close of business on the March 1, June 1, September 1 or December 1 preceding the interest payment date. The initial interest period is September 10, 2020 through December 15, 2020. Interest on the floating rate notes will be computed on the basis of the actual number of days in an interest period and a 360-day year.

If three-month LIBOR cannot be determined on an interest determination date as described above, then the calculation agent (after consultation with us) will determine three-month LIBOR as follows.

•	We will select four major banks in the London interbank market.

•

We will request that the principal London offices of those four selected banks provide their offered quotations to prime banks in the London interbank market at approximately 11:00 a.m., London time, on the interest determination date. These quotations shall be for deposits in USD for the period of three months, commencing on the interest determination date. Offered quotations must be based on a principal amount equal to at least $1,000,000 that is representative of a single transaction in such market at that time.

(1)	If two or more quotations are provided, three-month LIBOR for the interest period will be the arithmetic average of those quotations.

(2)	If fewer than two quotations are provided, we will select three major banks in New York City and follow the steps in the two bullet points below.

•

The calculation agent will then determine three-month LIBOR for the interest period as the arithmetic average of rates quoted by those three major banks in New York City to leading European banks at approximately 11:00 a.m., New York City time, on the interest determination date. The rates quoted will be for loans in USD for the period of three months, commencing on the interest determination date. Rates quoted must be based on a principal amount of at least $1,000,000 that is representative of a single transaction in such market at that time.

•	If fewer than three New York City banks selected by us are quoting rates, three-month LIBOR for the interest period will be the same as for the immediately preceding interest period.

Notwithstanding the foregoing two paragraphs, if Valero (or our Designee) determines on or prior to the relevant interest determination date that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to LIBOR, then we or our Designee, as applicable, shall promptly provide notice of such determination to the trustee and the calculation agent and the provisions set forth below under “Effect of a Benchmark Transition Event,” which is referred to as the benchmark transition provisions, will thereafter apply to all determinations, calculations and quotations made or obtained for the purposes of calculating the rate and amount of interest payable on the floating rate notes during a relevant interest period. In accordance with the benchmark transition provisions, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the amount of interest that will be payable for each interest period on the floating rate notes will be an annual rate equal to the sum of the Benchmark Replacement and the margin specified in this prospectus supplement.

However, if Valero (or our Designee) determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the then-current Benchmark, but for any reason the Benchmark Replacement has not been determined as of the relevant interest determination date, the interest rate for the applicable interest period will be equal to the interest rate on the last interest determination date for the floating rate notes, as determined by Valero (or our Designee), and we or our Designee, as applicable, shall promptly provide notice of such determination to the trustee and the calculation agent.

Effect of a Benchmark Transition Event

Benchmark Replacement.

If Valero (or our Designee) determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any determination of the Benchmark on any date, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the floating rate notes in respect of such determination on such date and all determinations on all subsequent dates.

Benchmark Replacement Conforming Changes.

In connection with the implementation of a Benchmark Replacement, Valero (or our Designee) will have the right to make Benchmark Replacement Conforming Changes from time to time.

Decisions and Determinations.

Any determination, decision or election that may be made by Valero (or our Designee) pursuant to this section titled “Effect of a Benchmark Transition Event,” including any determination with respect to tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error, will be made in Valero’s (or our Designee’s) sole discretion, and, notwithstanding anything to the contrary in the documentation relating to the floating rate notes, shall become effective without consent from the holders of the floating rate notes or any other party.

Certain Defined Terms. As used in this section titled “Effect of a Benchmark Transition Event” and under “Risk Factors—Risks Related to the Floating Rate Notes”:

“Benchmark” means, initially, three-month LIBOR; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to three-month LIBOR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Benchmark Replacement” means the Interpolated Benchmark with respect to the then-current Benchmark, plus the Benchmark Replacement Adjustment for such Benchmark; provided that if Valero (or our Designee) cannot determine the Interpolated Benchmark as of the Benchmark Replacement Date, then “Benchmark Replacement” means the first alternative set forth in the order below that can be determined by Valero (or our Designee) as of the Benchmark Replacement Date:

(1)	the sum of: (a) Term SOFR and (b) the Benchmark Replacement Adjustment;

(2)	the sum of: (a) Compounded SOFR and (b) the Benchmark Replacement Adjustment;

(3)	the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor and (b) the Benchmark Replacement Adjustment;

(4)	the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; and

(5)	the sum of: (a) the alternate rate of interest that has been selected by Valero (or our Designee) as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by Valero (or our Designee) as of the Benchmark Replacement Date:

(1)	the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero), that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2)	if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment; and

(3)	the spread adjustment (which may be a positive or negative value or zero) that has been selected by Valero (or our Designee) giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar denominated floating rate notes at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “interest period,” timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, changes to the definition of “Corresponding Tenor” solely when such tenor is longer than the interest period and other administrative matters) that Valero (or our Designee) decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if Valero (or our Designee) decides that adoption of any portion of such market practice is not administratively feasible or if Valero (or our Designee) determines that no market practice for use of the Benchmark Replacement exists, in such other manner as Valero (or our Designee) determines is reasonably necessary).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1)	in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or

(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)	a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(2)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

“Compounded SOFR” means the compounded average of SOFRs for the applicable Corresponding Tenor, with the rate, or methodology for this rate, and conventions for this rate being established by Valero (or our Designee) in accordance with:

(1)	the rate, or methodology for this rate, and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded SOFR; provided that:

(2)	if, and to the extent that, Valero (or our Designee) determines that Compounded SOFR cannot be determined in accordance with clause (1) above, then the rate, or methodology for this rate, and conventions for this rate that have been selected by Valero (or our Designee) giving due consideration to any industry-accepted market practice for U.S. dollar denominated floating rate notes at such time.

For the avoidance of doubt, the calculation of Compounded SOFR shall exclude the Benchmark Replacement Adjustment and the margin specified in this prospectus supplement.

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark.

“Federal Reserve Bank of New York’s Website” means the website of the Federal Reserve Bank of New York at http://www.newyorkfed.org, or any successor source. The foregoing Internet website is an inactive textual reference only, meaning that the information contained on the website is not part of this prospectus supplement and is not incorporated in this prospectus supplement.

“Interpolated Benchmark” with respect to the Benchmark means the rate determined for the Corresponding Tenor by interpolating on a linear basis between: (1) the Benchmark for the longest period (for which the Benchmark is available) that is shorter than the Corresponding Tenor and (2) the Benchmark for the shortest period (for which the Benchmark is available) that is longer than the Corresponding Tenor.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is three-month LIBOR, 11:00 a.m. (London time) on the day that is two London banking days preceding the date of such determination, and (2) if the Benchmark is not three-month LIBOR, the time determined by Valero (or our Designee) in accordance with the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

“SOFR” with respect to any day means the secured overnight financing rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark (or a successor administrator), on the Federal Reserve Bank of New York’s Website.

“Term SOFR” means the forward-looking term rate for the applicable Corresponding Tenor based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

Fixed Rate Notes

The 2024 notes and the 2027 notes will bear interest at the respective rates per annum shown on the cover page of this prospectus supplement from September 10, 2020 or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually on March 15 and September 15 of each year, commencing March 15, 2021, to the persons in whose names such notes are registered at the close of business on the March 1 or September 1 prior to such interest payment date.

The 2025 notes will bear interest at 2.850% per annum from April 16, 2020 or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually on April 15 and October 15 of each year, commencing October 15, 2020, to the persons in whose names such notes are registered at the close of business on the April 1 or October 1 prior to such interest payment date. The interest payment to be made on October 15, 2020 with respect to the 2025 notes offered hereby will include accrued interest from and including April 16, 2020, to, but excluding, the settlement date for the 2025 notes, equal to $4,560,000.

Interest on the fixed rate notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any interest payment date, redemption date or maturity date of any fixed rate note falls on a day that is not a business day, then payment of principal, premium, if any, or interest will be made on the next succeeding business day. With respect to the fixed rate notes, no interest will accrue on the amount so payable for the period from such interest payment date, redemption date or maturity date, as the case may be, to the date payment is made.

Optional Redemption

The fixed rate notes will be redeemable, at any time and from time to time prior to the maturity date in the case of the 2024 notes, and prior to the Applicable Par Call Date in the case of the 2025 notes and the 2027 notes, in whole or in part and at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the applicable series of notes to be redeemed, or

•

the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the redemption date), assuming, for such purpose, that the notes matured on the Applicable Par Call Date in the case of the 2025 notes and the 2027 notes, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 15 basis points with respect to the 2024 notes, plus 40 basis points with respect to the 2025 notes and plus 30 basis points with respect to the 2027 notes, as calculated by an Independent Investment Banker, plus, in either of the above cases, accrued and unpaid interest thereon to, but not including, the redemption date; provided that the principal amount of a note outstanding after redemption in part shall be $2,000 or an integral multiple of $1,000 in excess thereof.

On or after the Applicable Par Call Date, we may redeem the floating rate notes, the 2025 notes and the 2027 notes at any time, in whole or in part and at our option, at a redemption price equal to 100% of the principal amount of such notes, plus accrued and unpaid interest to, but not including, the redemption date.

We do not have the right to redeem the floating rate notes prior to the Applicable Par Call Date in respect of such notes.

“Adjusted Treasury Rate” means, with respect to any redemption date:

•

the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15 Daily Update” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•

if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate shall be calculated on the third business day preceding the redemption date.

“Applicable Par Call Date” means (i) September 10, 2021 in the case of the floating rate notes, (ii) March 15, 2025 (one month prior to the maturity date) in the case of the 2025 notes and (iii) July 15, 2027 (two months prior to the maturity date) in the case of the 2027 notes.

“Comparable Treasury Issue” means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed (assuming, for this purpose, that the notes matured on the Applicable Par Call Date in the case of the 2025 notes and the 2027 notes), that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes (assuming, for this purpose, that the notes matured on the Applicable Par Call Date in the case of the 2025 notes and the 2027 notes) (remaining life).

“Comparable Treasury Price” means, with respect to any redemption date:

•	the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or

•	if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us to act as the Independent Investment Banker from time to time.

“Reference Treasury Dealer” means:

(1)	in the case of the 2025 notes, (a) BofA Securities, Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Mizuho Securities USA LLC or their respective successors, provided that, if any of the foregoing ceases to be a primary U.S. Government securities dealer (a “primary treasury dealer”), we will substitute another primary treasury dealer; and (b) any other primary treasury dealer selected by us; and

(2)	in the case of the 2024 notes and the 2027 notes, (a) J.P. Morgan Securities LLC, Citigroup Global Markets Inc., a primary treasury dealer selected by MUFG Securities Americas Inc. and Scotia Capital (USA) Inc. or their respective affiliates or successors, provided that, if any of the foregoing ceases to be a primary treasury dealer, we will substitute another primary treasury dealer; and (b) any other primary treasury dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

We will mail a notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of a series of notes to be redeemed. If we elect to partially redeem the notes of a series, the trustee will select in a fair and appropriate manner the notes of that series to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Book-Entry System, Form and Delivery

We have obtained the information in this section concerning The Depository Trust Company (“DTC”), Clearstream Banking S.A. (“Clearstream”) and Euroclear Bank, SA/NV, as operator of the Euroclear System

(“Euroclear”) and their book-entry systems and procedures from sources that we believe to be reliable. We take no responsibility for an accurate portrayal of this information. In addition, the description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC, Clearstream and Euroclear as they are currently in effect. Those systems could change their rules and procedures at any time.

Each series of notes will initially be represented by one or more fully registered global notes. Each such global note will be deposited with, or on behalf of, DTC or any successor thereto and registered in the name of Cede & Co. (DTC’s nominee). You may hold your interests in the global notes in the U.S. through DTC, or in Europe through Clearstream or Euroclear, either as a participant in such systems or indirectly through organizations which are participants in such systems. Clearstream and Euroclear will hold interests in the global notes on behalf of their respective participating organizations or customers through customers’ securities accounts in Clearstream’s or Euroclear’s names on the books of their respective depositaries, which in turn will hold those positions in customers’ securities accounts in the depositaries’ names on the books of DTC.

So long as DTC or its nominee is the registered owner of the global securities representing the notes, DTC or such nominee will be considered the sole owner and holder of the notes for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in the notes will not be entitled to have the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a note must rely on the procedures of DTC or its nominee and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of notes.

Unless and until we issue the notes in fully certificated, registered form under the limited circumstances described below under the heading “—Certificated Notes”:

•	you will not be entitled to receive a certificate representing your interest in the notes;

•	all references in this prospectus supplement or the accompanying prospectus to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

•

all references in this prospectus supplement or the accompanying prospectus to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the notes, for distribution to you in accordance with DTC procedures.

We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this prospectus supplement solely as a matter of convenience. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. None of us, the underwriters or the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

The Depository Trust Company

DTC will act as securities depositary for the notes. DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

DTC holds securities that its direct participants deposit with DTC. DTC facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

Direct participants of DTC include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants. Indirect participants of DTC, such as securities brokers and dealers, banks and trust companies, can also access the DTC system if they maintain a custodial relationship with a direct participant.

Purchases of notes under DTC’s system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in notes, except as provided below in “—Certificated Notes.”

To facilitate subsequent transfers, all notes deposited with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

Book-Entry Format; Clearance and Settlement Procedures

Under the book-entry format, the paying agent will pay interest or principal payments to Cede & Co., as nominee of DTC. DTC will forward the payment to the direct participants, who will then forward the payment to the indirect participants (including Clearstream or Euroclear) or to you as the beneficial owner. You may experience some delay in receiving your payments under this system. Neither we, the trustee nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the notes to owners of beneficial interests in the notes.

DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interest on the notes. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the notes on your behalf. We and the trustee have no responsibility for any aspect of the actions of DTC, Clearstream or Euroclear or any of their direct or indirect participants. In addition, we and the trustee have no responsibility or liability for any aspect of the records kept by DTC, Clearstream, Euroclear or any of their direct or indirect participants relating to or payments made on account of beneficial ownership interests in the notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. We also do not supervise these systems in any way.

The trustee will not recognize you as a holder under the indenture, and you can only exercise the rights of a holder indirectly through DTC and its direct participants. DTC has advised us that it will only take action regarding a note if one or more of the direct participants to whom the note is credited directs DTC to take such action and only in respect of the portion of the aggregate principal amount of the notes as to which that participant or participants has or have given that direction. DTC can only act on behalf of its direct participants.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

Clearstream or Euroclear will credit payments to the cash accounts of Clearstream customers or Euroclear participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. These payments will be subject to tax reporting in accordance with relevant U.S. tax laws and regulations. Clearstream or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder under the indenture on behalf of a Clearstream customer or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary’s ability to effect those actions on its behalf through DTC.

Transfers Within and Among Book-Entry Systems

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

DTC will effect cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other hand, in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary. However, cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, instruct its depositary to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to the depositaries.

Because of time-zone differences, credits of securities received in Clearstream or Euroclear resulting from a transaction with a DTC direct participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date. Those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream customer or Euroclear participant on that business day. Cash received in Clearstream or Euroclear as a result of sales of securities by or through a Clearstream customer or a Euroclear participant to a DTC direct participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash amount only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of debt securities among their respective participants, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Certificated Notes

Unless and until they are exchanged, in whole or in part, for notes in definitive form in accordance with the terms of the notes, the notes may not be transferred except (i) as a whole by DTC to a nominee of DTC, (ii) by a nominee of DTC to DTC or another nominee of DTC or (iii) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

We will issue certificated notes to each person that DTC identifies as the beneficial owner of the notes represented by the global notes upon surrender by DTC of the global notes if:

•	DTC notifies us that it is no longer willing or able to act as a depositary for the global notes, and we have not appointed a successor depositary within 90 days of that notice;

•	an Event of Default has occurred and is continuing, and DTC requests the issuance of certificated notes; or

•	we determine not to have the notes represented by a global note.

Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued.

The Trustee and Calculation Agent

The trustee under the indenture is U.S. Bank National Association. The trustee or its affiliates may make loans to, accept deposits from and perform other routine banking services for us and our affiliates in the normal course of business. U.S. Bank National Association will initially act as calculation agent with respect to the floating rate notes, subject to our right to appoint a successor calculation agent.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain material U.S. federal income tax considerations that may be relevant to the acquisition, ownership and disposition of the notes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations promulgated or proposed thereunder (“Treasury Regulations”), judicial authority and administrative interpretations, all as of the date of this document, and all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities or guidance may cause the U.S. federal income tax consequences to vary substantially from those described below. We cannot assure you that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described in this discussion or that a court will not sustain such challenge, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring, owning or disposing of the notes.

This discussion is limited to initial holders who (i) purchase the notes for cash in this offering, (ii) with respect to all notes other than the 2025 notes, purchase the notes at the applicable issue price (i.e., the first price at which a substantial amount of such issue of notes is sold for cash other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and (iii) hold the notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion does not address any U.S. federal tax considerations (such as federal estate and gift tax) other than U.S. federal income tax considerations, nor does it address the tax considerations arising under the laws of any foreign, state, local or other jurisdiction or any income tax treaty. In addition, this discussion does not address all of the U.S. federal income tax considerations that may be important to a particular holder in light of the holder’s circumstances, including alternative minimum tax consequences, or to certain categories of investors that may be subject to special rules, such as:

•	brokers or dealers in securities or currencies;

•	traders in securities that have elected the mark-to-market method of tax accounting for their securities;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding notes as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	former U.S. citizens or long-term residents of the United States;

•	banks, insurance companies or other financial institutions;

•	mutual funds;

•	personal holding companies;

•	regulated investment companies;

•	real estate investment trusts;

•	controlled foreign corporations and passive foreign investment companies;

•	persons subject to special tax accounting rules under Section 451(b) of the Code;

•	entities that are tax-exempt for U.S. federal income tax purposes; and

•	persons deemed to sell the notes under the constructive sale provisions of the Code.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner of the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level, among other things. If you are a partnership considering an investment in the notes, or if you are a partner thereof, you are urged to consult your own tax advisor about the U.S. federal income tax consequences of acquiring, owning and disposing of the notes.

INVESTORS CONSIDERING THE PURCHASE OF THE NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES UNDER OTHER U.S. FEDERAL TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Characterization of the Notes

Floating Rate Notes

Based on their interest rate characteristics, the floating rate notes should be treated as “variable rate debt instruments” (“VRDIs”) for U.S. federal income tax purposes, and we intend to treat them as such. However, our determination is not binding on the IRS. If the IRS takes the position that the floating rate notes are instead treated as “contingent payment debt instruments” for U.S. federal income tax purposes, and if such position is sustained, the tax consequences of purchasing, owning and disposing of the floating rate notes may differ materially from those described below (including, e.g., that you might be required to accrue ordinary interest income at a higher rate than the stated interest rate and to treat as ordinary income rather than capital gain any gain realized on the taxable disposition of the floating rate notes). You should consult your own tax advisors regarding the potential application to the floating rate notes of the rules regarding contingent payment debt instruments and the consequences thereof. The remainder of this discussion assumes that the floating rate notes are treated as VRDIs.

2024 Notes

In certain circumstances, we may be obligated to pay amounts in excess of the stated interest or principal on the 2024 notes as described under “Description of the Notes—Optional Redemption.” These potential payments may implicate the provisions of Treasury Regulations relating to “contingent payment debt instruments,” which could cause the timing, amount and character of your income, gain or loss with respect to the 2024 notes to be different from the consequences discussed herein. We intend to take the position, and the discussion below assumes, that the possibility of paying such additional amounts will not cause the 2024 notes to be treated as contingent payment debt instruments. Our position is binding on each holder, unless such holder discloses a contrary position in the manner that is required by the applicable Treasury Regulations. You should consult your own tax advisors regarding the possible application of the contingent payment debt instrument rules to the 2024 notes.

2025 Notes

Qualified Reopening. We anticipate that the issuance of the 2025 notes will be treated as a “qualified reopening” of the existing 2025 notes for U.S. federal income tax purposes. Debt instruments issued in a qualified reopening are deemed to be part of the same issue as the original debt instruments. If the issuance of the 2025 notes is so treated, then the 2025 notes will have the same issue date, the same issue price and the same adjusted issue price as the existing 2025 notes for U.S. federal income tax purposes.

In order for the issuance of the 2025 notes to be considered part of a “qualified reopening” of the existing 2025 notes, various factual requirements must be satisfied. We believe that the 2025 notes satisfy all such factual requirements and therefore are properly characterized as issued in a qualified reopening. The remainder of this discussion assumes that the issuance of the 2025 notes will be treated as a qualified reopening of the existing 2025 notes.

Impact of Optional Redemption. In certain circumstances, we may be obligated to pay amounts in excess of the stated interest or principal on the 2025 notes as described under “Description of the Notes—Optional Redemption.” These potential payments may implicate the provisions of Treasury Regulations relating to “contingent payment debt instruments,” which could cause the timing, amount and character of your income, gain or loss with respect to the 2025 notes to be different from the consequences discussed herein. We intend to take the position, and the discussion below assumes, that the possibility of paying such additional amounts will not cause the 2025 notes to be treated as contingent payment debt instruments. Our position is binding on each holder, unless such holder discloses a contrary position in the manner that is required by the applicable Treasury Regulations. You should consult your own tax advisors regarding the possible application of the contingent payment debt instrument rules to the 2025 notes.

2027 Notes

In certain circumstances, we may be obligated to pay amounts in excess of the stated interest or principal on the 2027 notes as described under “Description of the Notes—Optional Redemption.” These potential payments may implicate the provisions of Treasury Regulations relating to “contingent payment debt instruments,” which could cause the timing, amount and character of your income, gain or loss with respect to the 2027 notes to be different from the consequences discussed herein. We intend to take the position, and the discussion below assumes, that the possibility of paying such additional amounts will not cause the 2027 notes to be treated as contingent payment debt instruments. Our position is binding on each holder, unless such holder discloses a contrary position in the manner that is required by the applicable Treasury Regulations. You should consult your own tax advisors regarding the possible application of the contingent payment debt instrument rules to the 2027 notes.

Certain U.S. Federal Income Tax Consequences to U.S. Holders

The following summary will apply to you if you are a “U.S. holder” of the notes. You are a “U.S. holder” for purposes of this discussion if you are a beneficial owner of a note and you are for U.S. federal income tax purposes:

•	an individual who is a U.S. citizen or U.S. resident alien;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and that has one or more “United States persons” (as defined in the Code) that have the authority to control all substantial decisions of the trust or (ii) that has made a valid election under applicable Treasury Regulations to be treated as a “United States person.”

Interest on the Notes

Floating Rate Notes

It is expected, and this discussion assumes, that the floating rate notes will be issued with no more than a de minimis amount of original issue discount for U.S. federal income tax purposes. If this is the case, stated interest on a floating rate note will constitute “qualified stated interest” under the Treasury Regulations applicable to VRDIs and generally will be taxable to you as ordinary income at the time such interest is received or accrued, in accordance with your regular method of accounting for U.S. federal income tax purposes.

2025 Notes

Payments of Interest. Stated interest paid or accrued on a 2025 note (other than pre-acquisition accrued interest described below) generally will be taxable to you as ordinary income at the time such interest is received or accrued, in accordance with your regular method of accounting for U.S. federal income tax purposes.

Pre-Acquisition Accrued Interest. A portion of your purchase price for a 2025 note may be allocable to interest that accrued prior to the date such note is purchased (“pre-acquisition accrued interest”). We intend to take the position that, on the first interest payment date, a portion of the interest received in an amount equal to the pre-acquisition accrued interest will be treated as a return of the portion of your purchase price which is allocable to pre-acquisition accrued interest and not as a payment of interest on such 2025 note. Amounts so treated should not be taxable to you but, instead, will reduce your adjusted tax basis in the applicable 2025 note.

2024 Notes and 2027 Notes

It is expected, and this discussion assumes, that the 2024 notes and the 2027 notes will be issued with no more than a de minimis amount of original issue discount for U.S. federal income tax purposes. If this is the case, stated interest paid or accrued on such a note generally will be taxable to you as ordinary income at the time such interest is received or accrued, in accordance with your regular method of accounting for U.S. federal income tax purposes.

Bond Premium

If your initial purchase price for a 2025 note or any other note (in the case of a 2025 note, excluding any amount properly allocable to pre-acquisition accrued interest, as described above) exceeds the stated principal amount of such note, you will generally be considered to have acquired the note with amortizable bond premium equal to such excess. Subject to the limitation described below, you generally may elect to amortize any amortizable bond premium over the remaining term of such note on a constant yield method (based on the note’s yield-to-maturity) as an offset to stated interest. However, for a note (including a 2025 note) which may be redeemed by us prior to maturity at a premium, special rules apply that may reduce, eliminate or defer the amount of premium that you may amortize with respect to such note. If you make the election to amortize bond premium, you will be required to reduce your adjusted tax basis in such note by the amount of the premium amortized in any year. If you do not make this election, the premium will decrease the capital gain or increase the capital loss you would otherwise recognize on disposition of such note. An election to amortize bond premium on a constant yield method will also apply to all other taxable debt instruments held or subsequently acquired by you on or after the first day of the first taxable year for which the election is made. Such an election may not be revoked without the consent of the IRS. Prospective holders should consult their own tax advisors about this election.

Sale, Redemption, Taxable Exchange, Retirement, or Other Taxable Disposition of the Notes

You will generally recognize capital gain or loss on the sale, redemption, exchange, retirement or other taxable disposition of a note equal to the difference, if any, between (i) the amount of any cash and the fair market value of any other property you receive for the note, excluding any amount attributable to accrued but unpaid interest (other than any pre-acquisition accrued interest in the case of a 2025 note, as described above), which will be taxable as ordinary interest income to the extent not previously included in income and (ii) your adjusted tax basis in the note, which will generally equal the amount you paid for the note, reduced (but not below zero) by the amortizable bond premium you have previously amortized, if any, with respect to such note. Any such gain or loss will generally be long-term capital gain or loss if you held the note for more than one year at the time of the sale, redemption, exchange, retirement or other taxable disposition. Long-term capital gains of individuals, estates and trusts currently are generally eligible for reduced rates of U.S. federal income tax. The deductibility of capital losses may be subject to limitations.

Information Reporting and Backup Withholding

Information reporting generally will apply to payments of interest on, and the proceeds of the sale or other disposition (including a redemption, exchange or retirement) of, the notes held by you (unless you are a recipient exempt from such information reporting (such as a corporation) and certify as to that status as required). Additionally, backup withholding (currently at a rate of 24%) generally will apply to such payments if you fail to provide to the applicable withholding agent your taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise fail to establish an exemption from backup withholding, or if you have been notified by the IRS that (i) you failed to report in full payments of interest and dividend income or (ii) payments to you are subject to backup withholding.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained from the IRS if the amounts withheld exceed your actual U.S. federal income tax liability, in each case, provided that you timely furnish the required information or appropriate claim form to the IRS.

Additional Tax on Net Investment Income

An additional 3.8% tax is generally imposed on the “net investment income” of certain United States citizens and resident aliens, and on the undistributed “net investment income” of certain estates and trusts, to the extent that such persons’ modified adjusted gross income for the taxable year exceeds a specified threshold amount. Among other items, “net investment income” generally includes gross income from interest and certain net gain from the disposition of property, such as the notes, less certain deductions. You are urged to consult your tax advisor with respect to this additional tax and its applicability in your particular circumstances.

Certain U.S. Federal Income Tax Consequences to Non-U.S. Holders

The following summary will apply to you if you are a “non-U.S. holder” of the notes. You are a “non-U.S. holder” for purposes of this discussion if you are a beneficial owner of notes (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

Interest on the Notes

Subject to the discussion of backup withholding and FATCA withholding below, payments to you of interest on the notes generally will not be subject to U.S. federal income tax and will be exempt from withholding of U.S. federal income tax under the “portfolio interest” exemption if you properly certify as to your foreign status, as described below, and:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote; and

•

interest on the notes is not effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, you maintain a permanent establishment in the United States to which such interest is attributable).

The portfolio interest exemption generally applies only if you also appropriately certify as to your foreign status. You can generally meet such certification requirement by providing a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) to the applicable withholding agent, certifying under penalties of perjury that you are not a U.S. person for U.S. federal income tax purposes. If you hold the notes through a financial institution or other agent acting on your behalf, you may be required to provide appropriate certifications to the agent. Your agent will then generally be required to provide appropriate certifications to the applicable withholding agent, either directly or through other intermediaries. Special rules apply to foreign partnerships, estates and trusts, and in certain circumstances certifications as to the foreign status of partners, trust owners or beneficiaries may have to be provided to the applicable withholding agent. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to U.S. federal withholding tax at a 30% rate, unless (i) you provide the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) properly claiming an applicable exemption from (or a reduction of) withholding under the benefits of an applicable income tax treaty or (ii) the payments of such interest are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by you in the United States) and you meet the certification requirements described below (see “—Income or Gain Effectively Connected with a U.S. Trade or Business”). The certifications described above and below must be provided to the applicable withholding agent prior to the payment of interest and must be updated periodically.

Sale, Redemption, Taxable Exchange, Retirement, or Other Taxable Disposition of the Notes

Subject to the discussion of backup withholding and FATCA withholding below, you generally will not be subject to U.S. federal income tax on any gain realized on the sale, redemption, exchange, retirement or other taxable disposition of a note unless:

•

the gain is effectively connected with the conduct by you of a U.S. trade or business (and, if required by an applicable income tax treaty, you maintain a permanent establishment in the United States to which such gain is attributable); or

•	you are a non-resident alien individual who has been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.

If your gain is described in the first bullet point above, you generally will be subject to U.S. federal income tax in the manner described under “—Income or Gain Effectively Connected with a U.S. Trade or Business.” If you are a non-U.S. holder described in the second bullet point above, you will be subject to U.S. federal income tax at a 30% rate (or such lower rate as specified in an applicable income tax treaty) on the gain derived from the sale or other disposition of a note, which gain may be offset by certain U.S. source capital losses. To the extent that any portion of the amount realized on a sale, redemption, exchange, retirement or other taxable disposition of a note is attributable to accrued but unpaid interest on the note, this amount generally will be taxed in the same manner as described above in “—Interest on the Notes.”

Income or Gain Effectively Connected with a U.S. Trade or Business

If any interest on the notes or gain from the sale, redemption, exchange, retirement or other taxable disposition of the notes is effectively connected with a U.S. trade or business conducted by you (and, if required by an applicable income tax treaty, you maintain a permanent establishment in the United States to which such interest or gain is attributable), then the interest income or gain will be subject to U.S. federal income tax at regular graduated income tax rates generally in the same manner as if you were a U.S. holder (with some exceptions). See “Certain U.S. Federal Income Tax Consequences to U.S. Holders” above. Any such effectively connected interest income and/or gain will not be subject to U.S. federal withholding tax if you satisfy certain certification requirements by providing to the applicable withholding agent a properly executed IRS Form W-8ECI (or other applicable or successor form). In addition, if you are a corporation, that portion of your earnings and profits attributable to interest income and/or gain that is effectively connected with your U.S. trade or business may also be subject to an additional U.S. “branch profits tax” at a 30% rate (subject to certain adjustments), unless reduced or eliminated by an applicable income tax treaty.

Information Reporting and Backup Withholding

Payments to you of interest on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to you.

Backup withholding (currently at a rate of 24%) generally will not apply to payments to you of interest on a note if the requisite certification described in “—Tax Consequences to Non-U.S. Holders—Interest on the Notes” above (e.g., a properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E) is duly provided or you otherwise establish an exemption, provided that the applicable withholding agent has no actual knowledge or reason to know that you are, in fact, a U.S. person.

Payment of the proceeds from the disposition of a note effected by or through the U.S. office of a U.S. or foreign broker generally will be subject to information reporting requirements and backup withholding unless you properly certify to the broker, under penalties of perjury, as to your foreign status on a properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) or you otherwise establish an exemption, provided that the broker does not have actual knowledge or reason to know that you are, in fact, a U.S. person. Information reporting requirements and backup withholding generally will not apply to any payment of the proceeds from the disposition of a note effected outside the United States by a foreign office of a broker that is neither a U.S. person nor a person having certain relationships with the United States. However, if the broker is a U.S. person or has certain relationships with the United States, then, unless such a broker has documentary evidence in its records that you are not a U.S. person, or you otherwise establish an exemption, information reporting requirements and backup withholding will generally apply to a payment of the proceeds of the disposition of a note effected outside the United States by or through such a broker.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained from the IRS if the amounts withheld exceed your actual U.S. federal income tax liability, in each case, provided that you timely furnish the required information or appropriate claim form to the IRS.

FATCA

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance issued thereunder (commonly referred to as “FATCA”) impose a U.S. federal withholding tax of 30% on payments of interest on the notes paid to certain non-U.S. entities, including certain foreign financial institutions and investment funds (including, in some instances, where such an entity is acting as an intermediary), unless such non-U.S. entities satisfy certain reporting requirements and other compliance provisions or an exemption applies. Prior to the issuance of proposed Treasury Regulations, such U.S. federal withholding tax also would have applied to gross proceeds from the disposition of the notes beginning on January 1, 2019. However, the proposed Treasury Regulations provide that such gross proceeds are generally not subject to withholding taxes under FATCA. Taxpayers may rely on these proposed Treasury Regulations unless and until they are revoked or final Treasury Regulations are issued.

If withholding applies to the notes, we will not be required to gross up for the amounts withheld. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of such taxes. If you are a non-U.S. holder, or if you are a U.S. holder that holds the notes through a non-U.S. intermediary, you are urged to consult your own tax advisor regarding these withholding and reporting provisions and the effects of FATCA on your investment in the notes.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF ACQUIRING, OWNING AND DISPOSING OF THE NOTES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Subject to the terms and conditions contained in an underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase from us, the respective principal amounts of the notes listed opposite its name below.

Underwriter	Principal Amount of Floating Rate Notes	Principal Amount of 2024 Notes	Principal Amount of 2025 Notes	Principal Amount of 2027 Notes
J.P. Morgan Securities LLC.	$86,250,000	$138,750,000	$60,000,000	$90,000,000
Citigroup Global Markets Inc.	$86,250,000	$138,750,000	$60,000,000	$90,000,000
MUFG Securities Americas Inc.	$86,250,000	$138,750,000	$60,000,000	$90,000,000
Scotia Capital (USA) Inc.	$86,250,000	$138,750,000	$60,000,000	$90,000,000
BofA Securities, Inc.	$43,125,000	$69,375,000	$30,000,000	$45,000,000
Mizuho Securities USA LLC	$43,125,000	$69,375,000	$30,000,000	$45,000,000
SMBC Nikko Securities America, Inc.	$43,125,000	$69,375,000	$30,000,000	$45,000,000
U.S. Bancorp Investments, Inc.	$43,125,000	$69,375,000	$30,000,000	$45,000,000
Barclays Capital Inc.	$7,187,500	$11,562,500	$5,000,000	$7,500,000
BNP Paribas Securities Corp.	$7,187,500	$11,562,500	$5,000,000	$7,500,000
Credit Suisse Securities (USA) LLC	$7,187,500	$11,562,500	$5,000,000	$7,500,000
PNC Capital Markets LLC	$7,187,500	$11,562,500	$5,000,000	$7,500,000
RBC Capital Markets, LLC	$7,187,500	$11,562,500	$5,000,000	$7,500,000
TD Securities (USA) LLC	$7,187,500	$11,562,500	$5,000,000	$7,500,000
Truist Securities, Inc.	$7,187,500	$11,562,500	$5,000,000	$7,500,000
Wells Fargo Securities, LLC	$7,187,500	$11,562,500	$5,000,000	$7,500,000

Total	$575,000,000	$925,000,000	$400,000,000	$600,000,000

Under the terms and conditions of the underwriting agreement, if the underwriters take any of the notes, then the underwriters are obligated to take and pay for all of the notes.

The floating rate notes, the 2024 notes and the 2027 notes are new issues of securities with no established trading market. The 2025 notes will be an additional issuance of, and will form a single series with, the existing 2025 notes issued April 16, 2020. The existing 2025 notes are not listed, and no series of the notes offered hereby will be listed, on any securities exchange. The underwriters have advised us that they intend to make a market in the notes, but they have no obligation to do so and may discontinue market making at any time without providing notice. Certain of the underwriters have advised us that they currently make a market in the existing 2025 notes, with which the 2025 notes offered hereby will become a part of the same series, but they have no obligation to do so and may discontinue market making at any time without providing notice. No assurance can be given as to the liquidity of any trading market for the notes.

The underwriters initially propose to offer each series of the notes directly to the public at the applicable price to the public described on the cover page of this prospectus supplement and may offer the notes to certain dealers at a price that represents a concession not in excess of 0.250% of the principal amount in the case of the floating rate notes, 0.250% of the principal amount in the case of the 2024 notes, 0.350% of the principal amount in the case of the 2025 notes and 0.375% of the principal amount in the case of the 2027 notes. Any underwriter may allow, and any such dealer may reallow, a concession to certain other dealers not in excess of 0.150% of the principal amount in the case of the floating rate notes, 0.150% of the principal amount in the case of the 2024 notes, 0.225% of the principal amount in the case of the 2025 notes and 0.250% of the principal amount in the case of the 2027 notes. After the initial offering of the notes, the underwriters may from time to time vary the prices to public and other selling terms.

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of each series of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of each series the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in this offering if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of each series of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time without notice.

Expenses associated with this offering (excluding the underwriting discount), to be paid by us, are estimated to be $3.8 million.

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates may hedge their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. U.S. Bancorp Investments, Inc., one of the underwriters in this offering, is an affiliate of the trustee for the notes.

Selling Restrictions

Australia

This prospectus supplement, the accompanying prospectus or any other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (the “Corporations Act”)) in relation to the notes has not been or will not be lodged with the Australian Securities & Investments Commission (“ASIC”). This prospectus supplement and the accompanying prospectus have not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

(i) a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii) a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii) a person associated with the company under section 708(12) of the Corporations Act; or

(iv) a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b) you warrant and agree that you will not offer any of the notes for resale in Australia within 12 months of the notes being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area and the United Kingdom

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2016/97/EU (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation 2017/1129/EU (as amended, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA or the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA or the UK may be unlawful under the PRIIPs Regulation. This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of notes in any Member State of the EEA or the UK will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. This prospectus supplement and the accompanying prospectus are not a prospectus for the purposes of the Prospectus Regulation.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to Valero Energy Corporation; and

•	it has complied with, and will comply with, all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong),

and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The notes offered in this prospectus supplement have not been registered under the Securities and Exchange Law of Japan. The notes have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Korea

The notes may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in South Korea or to any resident of South Korea except pursuant to the applicable laws and regulations of South Korea, including the Financial Investment Services and Capital Markets Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The notes have not been registered with the Financial Services Commission of South Korea for public offering in South Korea. Furthermore, the notes may not be re-sold to South Korean residents unless the purchaser of the notes complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with their purchase.

Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except

•	to an institutional investor under Section 274 of the SFA or to a relevant person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Singapore Securities and Futures Act Product Classification:

Solely for the purposes of our obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA), that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

The notes may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus supplement and the accompanying prospectus have been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement and the accompanying prospectus nor any other offering or marketing material relating to the notes or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement and the accompanying prospectus nor any other offering or marketing material relating to the offering, the Company, the notes have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus supplement and the accompanying prospectus will not be filed with, and the offer of the notes will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of the notes has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the notes.

Taiwan

The notes have not been and will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China (“Taiwan”), pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering or sale of the notes in Taiwan.

United Arab Emirates

The notes have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus supplement and the accompanying prospectus do not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and are not intended to be a public offer. This prospectus supplement and the accompanying prospectus have not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the information we incorporate by reference, include forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. You can identify our forward-looking statements by the words “anticipate,” “believe,” “expect,” “plan,” “intend,” “scheduled,” “estimate,” “project,” “projection,” “predict,” “budget,” “forecast,” “goal,” “guidance,” “target,” “could,” “would,” “should,” “will,” “may,” “strive,” and similar expressions.

These forward-looking statements include, among other things, statements regarding:

•	the effect, impact, potential duration or other implications of the COVID-19 pandemic and global crude oil production levels, and any expectations we may have with respect thereto;

•	our guidance or other expectations for the quarter ended September 30, 2020;

•	future refining segment margins, including gasoline and distillate margins;

•	future renewable diesel segment margins;

•	future ethanol segment margins;

•	expectations regarding feedstock costs, including crude oil differentials, and operating expenses;

•	anticipated levels of crude oil and refined petroleum product inventories and storage capacity;

•

our anticipated level of capital investments, including deferred turnaround and catalyst cost expenditures, capital expenditures for environmental and other purposes, and joint venture investments, and the effect of those capital investments on our results of operations;

•	anticipated trends in the supply of and demand for crude oil and other feedstocks and refined petroleum products in the regions where we operate, as well as globally;

•	expectations regarding environmental, tax, and other regulatory initiatives; and

•	the effect of general economic and other conditions on refining, renewable diesel, and ethanol industry fundamentals.

We based our forward-looking statements on our current expectations, estimates, and projections about ourselves, our industry, and the global economy and financial markets generally. We caution that these statements are not guarantees of future performance or results and involve risks, uncertainties, and assumptions that we cannot predict. In addition, we based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Accordingly, actual results may differ materially from the future performance or results that we have expressed or forecast in the forward-looking statements. Differences between actual results and any future performance or results suggested in these forward-looking statements could result from a variety of factors, including the following:

•	demand for, and supplies of, refined petroleum products (such as gasoline, diesel, jet fuel, and petrochemicals), renewable diesel, and ethanol;

•	demand for, and supplies of, crude oil and other feedstocks;

•

the effects of public health threats, pandemics and epidemics, such as the COVID-19 pandemic, and the adverse impacts thereof on our business, financial condition, results of operations, and liquidity, including, but not limited to, our growth, operating costs, supply chain, labor availability, logistical capabilities, customer demand for our products, and industry demand generally, margins, production and throughput capacity, utilization, inventory value, cash position, taxes, the price of our securities and trading markets with respect thereto, our ability to access capital markets, and the global economy and financial markets generally;

•	acts of terrorism aimed at either our facilities or other facilities that could impair our ability to produce or transport refined petroleum products or receive feedstocks;

•	political and economic conditions in nations that produce crude oil or consume refined petroleum products, renewable diesel, or ethanol;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree on and to maintain crude oil price and production controls;

•	the level of consumer demand, including seasonal fluctuations;

•	refinery overcapacity or undercapacity;

•	our ability to successfully integrate any acquired businesses into our operations;

•	the actions taken by competitors, including both pricing and adjustments to refining capacity in response to market conditions;

•	the level of competitors’ imports into markets that we supply;

•

accidents, unscheduled shutdowns, weather events, civil unrest, political events, terrorism, cyberattacks, or other catastrophes or disruptions affecting our operations, refineries, machinery, pipelines, equipment, or information systems, or any of the foregoing of our suppliers or customers;

•	changes in the cost or availability of transportation or storage capacity for feedstocks and refined petroleum products;

•	the price, availability, and acceptance of alternative fuels and alternative-fuel vehicles;

•	the levels of government subsidies for alternative fuels;

•

the volatility in the market price of biofuel credits (primarily Renewable Identification Numbers needed to comply with the U.S. federal Renewable Fuel Standard) and greenhouse gas (“GHG”) emission credits needed to comply with the requirements of various GHG emission programs;

•

delay of, cancellation of, or failure to implement planned capital projects and realize the various assumptions and benefits projected for such projects or cost overruns in constructing such planned capital projects;

•

earthquakes, hurricanes, tornadoes, and irregular weather, which can unforeseeably affect the price or availability of natural gas, crude oil, grain and other feedstocks, refined petroleum products, renewable diesel, and ethanol;

•	rulings, judgments, or settlements in litigation or other legal or regulatory matters, including unexpected environmental remediation costs, in excess of any reserves or insurance coverage;

•

legislative or regulatory action, including the introduction or enactment of legislation or rulemakings by governmental authorities, including tariffs and tax and environmental regulations, such as those implemented under the California cap-and-trade system and similar programs, and the U.S. Environmental Protection Agency’s regulation of GHGs, which may adversely affect our business or operations;

•	changes in the credit ratings assigned to our debt securities and trade credit;

•	changes in currency exchange rates, including the value of the Canadian dollar, the pound sterling, the euro, the Mexican peso, and the Peruvian sol relative to the U.S. dollar;

•	overall economic conditions, including the stability and liquidity of financial markets; and

•

other factors generally described under the caption “Risk Factors” on page S-4 of this prospectus supplement, in the “Risk Factors” section included in our Annual Report on Form 10-K for the year ended December 31, 2019 and in our Current Report on Form 8-K filed with the SEC on April 13, 2020, as those risk factors are amended or supplemented by subsequent Quarterly Reports on Form 10-Q and other reports and documents we file with the SEC after the date of this prospectus supplement that are incorporated by reference herein.

Any one of these factors, or a combination of these factors, could materially affect our future results of operations and whether any forward-looking statements ultimately prove to be accurate. Our forward-looking statements are not guarantees of future performance, and actual results and future performance may differ materially from those suggested in any forward-looking statements. We do not intend to update these statements unless we are required by the securities laws to do so.

LEGAL MATTERS

Baker Botts L.L.P., Houston, Texas will pass on the validity of the notes offered in this prospectus supplement. Davis Polk & Wardwell LLP, New York, New York will pass upon some legal matters for the underwriters in connection with this offering.

Mr. Rich Walsh, our current Senior Vice President and General Counsel, will issue opinions about the legality of the notes offered in this prospectus supplement. Mr. Walsh is our employee and at September 7, 2020, beneficially owned approximately 74,165 shares of our common stock (including shares held under employee benefit plans). None of such shares were granted in connection with the offering of the notes.

EXPERTS

The consolidated financial statements of Valero Energy Corporation as of December 31, 2019 and 2018, and for each of the years in the three-year period ended December 31, 2019, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2019, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains information we have filed electronically with the SEC, which you can access over the Internet at http://www.sec.gov. The reports and other information we file with the SEC are also available at our website at www.valero.com. The information on our website is not incorporated by reference in, and does not form a part of, this prospectus supplement or the accompanying prospectus.

As permitted by SEC rules, this prospectus supplement and the accompanying prospectus do not contain all the information we have included in the registration statement and the accompanying exhibits and schedules we have filed with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available through the SEC’s Internet site.

We are incorporating by reference information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act excluding any information furnished under Items 2.02 or 7.01 and exhibits related to such Items in any current report on Form 8-K), until the termination of this offering. The documents we incorporate by reference are:

•	our annual report on Form 10-K for the year ended December 31, 2019, filed on February 26, 2020;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020, filed on April 29, 2020, and July 31, 2020, respectively;

•

the information included in our definitive proxy statement on Schedule 14A filed on March  19, 2020, as supplemented by the supplemental proxy materials filed on April 13, 2020, to the extent incorporated by reference in Part III of our Annual Report on Form 10-K for the year ended December 31, 2019;

•	our current reports on Form 8-K filed on January 27, 2020, March 2, 2020, April 13, 2020 (two filings), April 16, 2020, May 5, 2020 and June 22, 2020; and

•	the description of our common stock contained in our registration statement on Form 8-A, as may be amended from time to time to update that description.

You may request a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by writing to us or calling us at the following address or telephone number:

Valero Energy Corporation

One Valero Way

San Antonio, Texas 78249

Attention: Investor Relations

Telephone: (210) 345-2744

Prospectus

Valero Energy Corporation

One Valero Way

San Antonio, Texas 78249

(210) 345-2000

Senior Debt Securities

We may offer from time to time our senior debt securities. We will provide additional terms of our securities in one or more supplements to this prospectus. You should read this prospectus and the related prospectus supplement carefully before you invest in our securities. No person may use this prospectus to offer and sell our securities unless a prospectus supplement accompanies this prospectus.

Investing in our securities involves risks. See “Risk Factors” on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 17, 2018.

i

About This Prospectus

This prospectus is part of a registration statement that we have filed with the United States (“U.S.”) Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Using this process, we may offer the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of the offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. Please carefully read this prospectus, the prospectus supplement and any pricing supplement together with the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

We have not authorized any person to provide you with any information or represent anything about us other than what is contained in this prospectus, any prospectus supplement and any pricing supplement. We do not take any responsibility for, and can provide no assurance as to the reliability of, any information that others may provide to you. You should not assume that the information in this prospectus or any document incorporated by reference is accurate as of any date other than the date on its front cover. Our business, financial condition, results of operations and prospects may have changed since the date indicated on the front cover of such documents. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities offered hereunder, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

As used in this prospectus, the terms “Valero,” “we,” “us” and “our” may, depending upon the context, refer to Valero Energy Corporation, to one or more of its consolidated subsidiaries or to all of them taken as a whole.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these materials at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains information we have filed electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all the information we have included in the registration statement and the accompanying exhibits and schedules we have filed with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet site.

We are incorporating by reference information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) (excluding any information furnished and not filed with the SEC) until the termination of this offering. The documents we incorporate by reference are:

•	our annual report on Form 10-K for the year ended December 31, 2017;

•

the information included in our definitive proxy statement on Schedule 14A filed on March 21, 2018, to the extent incorporated by reference in Part III of our Annual Report on Form 10-K for the year ended December 31, 2017;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2018; and

•	our current reports on Form 8-K filed on February 7, 2018, as amended by Form 8-K/A on February 7, 2018, March 6, 2018, and May 8, 2018.

You may request a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by writing to us or calling us at the following address or telephone number:

Valero Energy Corporation

One Valero Way

San Antonio, Texas 78249

Attention: Investor Relations

Telephone: (210) 345-2744

Cautionary Statement Concerning Forward-Looking Statements

This prospectus and any accompanying prospectus supplement, including the information we incorporate by reference, include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Exchange Act. You can identify our forward-looking statements by the words “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” “project,” “projection,” “predict,” “budget,” “forecast,” “goal,” “guidance,” “target,” “could,” “should,” “may,” and similar expressions.

These forward-looking statements include, among other things, statements regarding:

•	future refining segment margins, including gasoline and distillate margins;

•	future ethanol segment margins;

•	expectations regarding feedstock costs, including crude oil differentials, and operating expenses;

•	anticipated levels of crude oil and refined petroleum product inventories;

•

our anticipated level of capital investments, including deferred costs for refinery turnarounds and catalyst, capital expenditures for environmental and other purposes, and joint venture investments, and the effect of those capital investments on our results of operations;

•	anticipated trends in the supply of and demand for crude oil and other feedstocks and refined petroleum products in the regions where we operate, as well as globally;

•	expectations regarding environmental, tax, and other regulatory initiatives; and

•	the effect of general economic and other conditions on refining, ethanol, and midstream industry fundamentals.

We based our forward-looking statements on our current expectations, estimates and projections about ourselves and our industry. We caution that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict. In addition, we based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in the forward-looking statements. Differences between actual results and any future performance suggested in these forward-looking statements could result from a variety of factors, including the following:

•	acts of terrorism aimed at either our facilities or other facilities that could impair our ability to produce or transport refined petroleum products or receive feedstocks;

•	political and economic conditions in nations that produce crude oil or consume refined petroleum products;

•	demand for, and supplies of, refined petroleum products such as gasoline, diesel, jet fuel, petrochemicals, and ethanol;

•	demand for, and supplies of, crude oil and other feedstocks;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree on and to maintain crude oil price and production controls;

•	the level of consumer demand, including seasonal fluctuations;

•	refinery overcapacity or undercapacity;

•	our ability to successfully integrate any acquired businesses into our operations;

•	the actions taken by competitors, including both pricing and adjustments to refining capacity in response to market conditions;

•	the level of competitors’ imports into markets that we supply;

•	accidents, unscheduled shutdowns, or other catastrophes affecting our refineries, machinery, pipelines, equipment, and information systems, or those of our suppliers or customers;

•	changes in the cost or availability of transportation for feedstocks and refined petroleum products;

•	the price, availability, and acceptance of alternative fuels and alternative-fuel vehicles;

•	the levels of government subsidies for alternative fuels;

•

the volatility in the market price of biofuel credits (primarily Renewable Identification Numbers needed to comply with the U.S. Environmental Protection Agency’s (EPA) Renewable Fuel Standard) and greenhouse gas (GHG) emission credits needed to comply with the requirements of various GHG emission programs;

•

delay of, cancellation of, or failure to implement planned capital projects and realize the various assumptions and benefits projected for such projects or cost overruns in constructing such planned capital projects;

•

earthquakes, hurricanes, tornadoes, and irregular weather, which can unforeseeably affect the price or availability of natural gas, crude oil, grain and other feedstocks, and refined petroleum products and ethanol;

•	rulings, judgments, or settlements in litigation or other legal or regulatory matters, including unexpected environmental remediation costs, in excess of any reserves or insurance coverage;

•

legislative or regulatory action, including the introduction or enactment of legislation or rulemakings by governmental authorities, including tariffs and tax and environmental regulations, such as those implemented under the California cap-and-trade system (also known as AB 32), the Quebec cap-and-trade system, the Ontario cap-and-trade system, and the U.S. EPA’s regulation of GHGs, which may adversely affect our business or operations;

•	changes in the credit ratings assigned to our debt securities and trade credit;

•	changes in currency exchange rates, including the value of the Canadian dollar, the pound sterling, the euro, and the Mexican peso relative to the U.S. dollar;

•	overall economic conditions, including the stability and liquidity of financial markets; and

•

other factors generally described in the “Risk Factors” section included in our most recent Annual Report on Form 10-K filed with the SEC, as those risk factors are amended or supplemented by subsequent Quarterly Reports on Form 10-Q and other reports and documents we file with the SEC after the date of this prospectus that are incorporated by reference herein.

Any one of these factors, or a combination of these factors, could materially affect our future results of operations and whether any forward-looking statements ultimately prove to be accurate. Our forward-looking statements are not guarantees of future performance, and actual results and future performance may differ materially from those suggested in any forward-looking statements. We do not intend to update these statements unless we are required by the securities laws to do so.

Risk Factors

Investing in our securities involves significant risks. Before making an investment decision, you should carefully consider the risks and other information we include or incorporate by reference in this prospectus. In particular, you should consider the risk factors set forth in our most recent Annual Report on Form 10-K filed with the SEC, as those risk factors are amended or supplemented by subsequent Quarterly Reports on Form 10-Q and other reports and documents we file with the SEC after the date of this prospectus that are incorporated by reference herein. The risks and uncertainties we have described are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. Additional risk factors may be included in a prospectus supplement relating to a particular offering of securities.

Valero Energy Corporation

We are a Fortune 500 company based in San Antonio, Texas. We were incorporated in Delaware in 1981 under the name Valero Refining and Marketing Company. We changed our name to Valero Energy Corporation on August 1, 1997. Our common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “VLO.” On January 31, 2018, we had 10,015 employees.

We own 15 petroleum refineries located in the United States (U.S.), Canada, and the United Kingdom (U.K.) with a combined throughput capacity of approximately 3.1 million barrels per day. Our refineries produce conventional gasolines, premium gasolines, gasoline meeting the specifications of the California Air Resources Board (CARB), diesel, low-sulfur diesel, ultra-low-sulfur diesel, CARB diesel, other distillates, jet fuel, asphalt, petrochemicals, lubricants, and other refined petroleum products. We sell our refined petroleum products in both the wholesale rack and bulk markets, and approximately 7,400 outlets carry our brand names in the U.S., Canada, the U.K., and Ireland. Most of our logistics assets support our refining operations, and some of these assets are owned by Valero Energy Partners LP (VLP), a midstream master limited partnership majority owned by us. We also own 11 ethanol plants in the Mid-Continent region of the U.S. with a combined production capacity of approximately 1.45 billion gallons per year. We sell our ethanol in the wholesale bulk market, and some of our logistics assets support our ethanol operations.

Our principal executive offices are located at One Valero Way, San Antonio, Texas, 78249, and our telephone number is (210) 345-2000.

Use of Proceeds

We intend to use the net proceeds from the sales of the securities for general corporate purposes unless otherwise set forth in the applicable prospectus supplement.

Ratios of Earnings to Fixed Charges

Our ratios of earnings to fixed charges for each of the periods indicated are as follows:

	Three Months Ended March 31, 2018	Years Ended December 31,
		2017	2016	2015	2014	2013
Ratio of earnings to fixed charges	4.8	5.1	5.0	8.6	9.0	6.6

We have computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. For these purposes, earnings consist of income from continuing operations before income tax expense and fixed charges (excluding interest capitalized), with certain other adjustments. Fixed charges consist of interest, whether expensed or capitalized, debt expense and one-third (the proportion deemed representative of the interest factor) of rental expense.

Description of Debt Securities

The debt securities covered by this prospectus will be our general senior unsecured obligations. We will issue the debt securities under the Indenture dated as of March 10, 2015 between us and U.S. Bank National Association, as trustee, which we refer to herein as the “indenture.” We have summarized selected provisions of the indenture and the debt securities below. This summary is not complete. For a complete description, we encourage you to read the indenture. We have filed the indenture with the SEC, and we will include any other instrument establishing the terms of any debt securities we offer as exhibits to a filing we will make with the SEC in connection with that offering. Please read “Where You Can Find More Information.”

In this summary description of the debt securities, unless we state otherwise or the context clearly indicates otherwise, all references to “we,” “us,” “our” or “Valero” are references to Valero Energy Corporation only.

Ranking

The debt securities will constitute senior debt and will rank equally with all of our unsecured and unsubordinated debt. The indenture does not limit the amount of debt securities that can be issued under the indenture or the amount of additional indebtedness we or any of our subsidiaries may incur. We may issue debt securities under the indenture from time to time in one or more series, each in an amount we authorize prior to issuance. The trustee will authenticate and deliver debt securities executed and delivered to it by us as set forth in the indenture.

We are organized as a holding company that owns subsidiary companies. Our subsidiary companies conduct substantially all of our business. The holding company structure results in two principal risks:

•

Our subsidiaries may be restricted by contractual provisions or applicable laws from providing us the cash that we need to pay parent company debt service obligations, including payments on the debt securities.

•

In any liquidation, reorganization or insolvency proceeding involving us, your claim as a holder of the debt securities will be effectively junior to the claims of holders of any indebtedness or preferred stock of our subsidiaries.

Terms

The prospectus supplement relating to any series of debt securities we are offering will include specific terms relating to that offering. These terms will include some or all of the following:

•	the title of the debt securities;

•	any limit on the total principal amount of the debt securities;

•	the date or dates on which the principal of the debt securities will be payable;

•	any interest rate, or the method of determining the interest rate, on the debt securities, the date from which interest will accrue, interest payment dates and record dates;

•	any right to defer interest payments by extending the interest payment periods and the duration of the extension;

•	if other than as set forth in this prospectus, the place or places where payments on the debt securities will be payable;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to redeem or purchase the debt securities;

•	any provisions for the remarketing of the debt securities;

•	any changes or additions to the events of default or covenants;

•

whether we will issue the debt securities in individual certificates to each holder in registered or bearer form, or in the form of temporary or permanent global securities held by a depositary on behalf of holders;

•	the denominations in which we will issue the debt securities, if other than minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof;

•	the terms of any right to convert debt securities into shares of our common stock or other securities or property;

•	whether payments on the debt securities will be payable in foreign currency or currency units (including composite currencies) or another form;

•	any provisions that would determine the amount of principal, premium, if any, or interest, if any, on the debt securities by references to an index or pursuant to a formula;

•	the portion of the principal amount of the debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

•	any limit on our right to pay dividends on, make distributions with respect to, redeem or purchase any of our capital stock; and

•	any other terms of the debt securities not inconsistent with the indenture.

We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. We will describe in the prospectus supplement any material U.S. federal income tax consequences applicable to those securities.

If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

Restrictive Covenants

We have agreed to two principal restrictions on our activities for the benefit of holders of the debt securities. Unless waived or amended, the restrictive covenants summarized below will apply to a series of debt securities issued under the indenture as long as any of those debt securities is outstanding, unless the prospectus supplement for the series states otherwise. We have used in this summary description terms that we have defined below under “— Glossary.”

Limitations on Liens

We have agreed that when any debt securities are outstanding neither we nor any of our Subsidiaries will create or assume any liens upon any of our receivables or other assets or any asset, stock or indebtedness of any of our Subsidiaries unless those debt securities are secured equally and ratably with or prior to the debt secured by the lien. This covenant has exceptions that permit:

•	subject to certain limitations, any lien created to secure all or part of the purchase price of any property or to secure a loan made to finance the acquisition of the property described in such lien;

•	subject to certain limitations, any lien existing on any property at the time of its acquisition or any lien created on property acquired or constructed by us not later than 12 months thereafter;

•

subject to certain limitations, any lien created in connection with the operation or use of any property acquired or constructed by us and created within 12 months after the acquisition, construction or commencement of full operations on the property;

•	subject to certain limitations, any lien existing on property of an entity at the time it is acquired by us through merger, consolidation, purchase of assets or otherwise;

•	any mechanic’s or materialmen’s lien or any lien related to workmen’s compensation or other insurance;

•	any lien arising by reason of deposits with or the giving of any form of security to any governmental agency, including for taxes and other governmental charges;

•

the right reserved to, or vested in, any municipality, governmental or public authority, or railroad to terminate or require annual or periodic payments as a condition to any right, power, franchise, grant, license or permit;

•	liens for taxes or charges which are not delinquent or are being contested in good faith;

•

liens due to zoning, planning and environmental laws and ordinances and governmental regulations; minor defects or irregularities in or encumbrances on the titles to properties which in the aggregate do not materially impair the use of our property; easements, exceptions or reservations in any of our property granted or reserved for the purpose of pipelines, roads, telecommunication equipment and cable, streets, alleys, highways, railroad purposes, the removal of oil, gas, coal or other minerals or timber, and other like purposes, or for the joint or common use of real property, facilities and equipment, which do not materially impair the use of our property, or materially detract from the value of the property subject thereto;

•	any judgment lien the execution of which has been stayed or which has been adequately appealed and secured;

•

any lien incidental to the conduct of our business which was not incurred in connection with the borrowing of money or the obtaining of advances or credit and which does not materially interfere with the conduct of our business;

•	any intercompany lien;

•	any lien on current assets created to secure indebtedness and letter of credit reimbursement obligations incurred in connection with the extension of working capital financing;

•	any lien existing on the date of the indenture;

•

liens incurred in connection with the borrowing of funds, if such funds are used within 120 days to repay indebtedness of at least an equal amount secured by a lien on our property having a fair market value at least equal to the fair market value of the property securing the new lien;

•

liens incurred within 90 days (or any longer period, not in excess of one year, as permitted by law) after acquisition of the property subject to such lien arising solely in connection with the transfer of tax benefits in accordance with any provisions of law similar to former Section 168(f)(8) of the Internal Revenue Code of 1954;

•	subject to an aggregate limit of $200 million, any lien on cash, cash equivalents or other account holdings securing derivative obligations;

•	subject to certain limitations, any renewal, refunding or extension of maturity of any lien listed in the first through fourth bullets and twelfth through sixteenth bullets above; or

•	subject to an aggregate limit of 10% of our consolidated net tangible assets, any liens not otherwise permitted by any of the other exceptions set forth in the indenture.

Limitations on Sale/Leaseback Transactions

We have agreed that neither we nor our Subsidiaries will enter into any sale/leaseback transactions with regard to any principal property, providing for the leasing back to us or a Subsidiary by a third party for a period of more than three years of any asset which has been or is to be sold or transferred by us or such Subsidiary to such third party or to any other person. This covenant has exceptions that permit transactions of this nature under the following circumstances:

•

we would be entitled, pursuant to the “Limitations on Liens” covenant described above, to incur indebtedness secured by a lien on the property to be leased, without equally and ratably securing the debt securities then outstanding; or

•	within 120 days after the effective date of such sale/leaseback transaction, we apply an amount equal to the value of such transaction, subject to certain limitations:

•	to the voluntary retirement of funded debt, or

•	to the purchase of another principal property.

In addition, we are permitted to enter into sale/leaseback transactions (i) with Valero Energy Partners GP LLC, Valero Energy Partners LP and their respective Subsidiaries and (ii) in an aggregate principal amount not exceeding, together with indebtedness secured by liens permitted by the last bullet discussed under the “Limitations on Liens” covenant described above, 10% of our consolidated net tangible assets.

Glossary

We define the following terms in the indenture. We use them here with the same definitions. Generally accepted accounting principles should be used to determine all items in this section, unless otherwise indicated.

“Consolidated net tangible assets” means the total amount of assets shown on a consolidated balance sheet of us and our Subsidiaries (excluding goodwill and other intangible assets), less all current liabilities (excluding notes payable, short-term debt and current portion of long-term debt and capital lease obligations).

“Funded debt” means generally any indebtedness for money borrowed, created, issued, incurred, assumed or guaranteed which would be classified as long-term debt or capital lease obligations.

“Principal Property” means any of our or our Subsidiaries’ refineries or refinery-related assets, distribution facilities or other real property that have a net book value exceeding 2.5% of consolidated net tangible assets, but not including any property which in our opinion is not material to our total business conducted as an entirety or any portion of a particular property that is similarly found not to be material to the use or operation of such property.

“Subsidiary” means any entity of which at the time of determination we or one or more of our Subsidiaries owns or controls directly or indirectly more than 50% of the shares of voting stock or the outstanding partnership or similar interests and any limited partnership (i) of which we or any one of our Subsidiaries are a general partner and (ii) which is consolidated with us for financial reporting purposes;

provided that Valero Energy Partners GP LLC and Valero Energy Partners LP and their respective Subsidiaries, for so long as Valero Energy Partners LP is not wholly owned, directly or indirectly, by us, in each case shall be deemed not to be Subsidiaries.

“wholly owned” means, when used with reference to an entity, an entity of which all of the outstanding capital stock (except for qualifying shares) or partnership or similar interests, as applicable, is owned by us or by one or more of our wholly owned Subsidiaries.

Consolidation, Merger and Sale

We have agreed in the indenture that we will consolidate with or merge into any entity or transfer or dispose of all or substantially all of our assets to any entity only if:

•	we are the continuing corporation, or

•

if we are not the continuing corporation, the successor is organized and existing under the laws of any U.S. jurisdiction and assumes all of our obligations under the indenture and the debt securities, and

•	in either case, immediately after giving effect to the transaction, no default or event of default would occur and be continuing under the indenture.

Events of Default

Unless we inform you otherwise in the prospectus supplement, the following are events of default under the indenture with respect to a series of debt securities issued under the indenture:

•	our failure to pay interest on any debt security of that series for 30 days;

•	our failure to pay principal of or any premium on any debt security of that series when due;

•	our failure to make any sinking fund payment for any debt security of that series when due;

•

our failure to perform any of our other covenants or breach of any of our other warranties in the indenture, other than a covenant or warranty included in the indenture solely for the benefit of another series of debt securities, and that failure continues for 60 days after written notice is given or received as provided in the indenture;

•	certain bankruptcy, insolvency or reorganization events involving us; and

•	any other event of default we may provide for that series.

If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default may declare the principal amount of all the debt securities of that series to be due and payable immediately. After any declaration of acceleration of a series of debt securities, but before a judgment or decree for payment has been obtained, the event of default giving rise to the declaration of acceleration will, without further act, be deemed to have been waived, and such declaration and its consequences will, without further act, be deemed to have been rescinded and annulled if:

•	we have paid or deposited with the trustee a sum sufficient to pay

•	all overdue interest;

•	the principal and premium, if any, due otherwise than by the declaration of acceleration and any interest on such amounts;

•	any interest on overdue interest, to the extent legally permitted;

•	all amounts due to the trustee under the indenture, and

•

all events of default with respect to that series of debt securities, other than the nonpayment of the principal which became due solely by virtue of the declaration of acceleration, have been cured or waived.

In most cases, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders have offered to the trustee indemnity reasonably satisfactory to the trustee. Subject to this provision for indemnification and certain other limitations, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may direct the time, method and place of:

•	conducting any proceeding for any remedy available to the trustee; or

•	exercising any trust or power conferred on the trustee, with respect to the debt securities of that series.

The indenture requires us to furnish to the trustee annually a statement as to our performance of our obligations under the indenture and as to any default in performance.

Modification and Waiver

We may modify or amend the indenture without the consent of any holders of the debt securities in certain circumstances, including to:

•	evidence the assumption of our obligations under the indenture and the debt securities by a successor;

•	add further covenants for the benefit of the holders;

•	cure any ambiguity or correct any inconsistency in the indenture, so long as such action will not adversely affect the interests of the holders;

•	establish the form or terms of debt securities of any series; or

•	evidence the acceptance of appointment by a successor trustee.

We may modify or amend the indenture with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected by the modification or amendment. Without the consent of the holder of each outstanding debt security affected, however, no modification may:

•	change the stated maturity of the principal of, or any installment of interest on, any debt security;

•	reduce the principal amount of, the rate of interest on, or the premium payable on, any debt security;

•	reduce the amount of principal of discounted debt securities payable upon acceleration of maturity due to an event of default;

•	change the place of payment or the currency in which any debt security is payable;

•	impair the right to institute suit for the enforcement of any payment on any debt security; or

•	reduce quorum or voting rights.

The holders of a majority in aggregate principal amount of the outstanding debt securities of each series may waive past defaults by us under the indenture with respect to the debt securities of that series only. Those holders may not, however, waive any default in any payment on any debt security of that series or compliance with a provision that cannot be modified or amended without the consent of each holder affected.

Discharge

We will be discharged from all obligations relating to any series of debt securities, except for certain surviving obligations to register the transfer or exchange of the debt securities and any right by the holders to receive additional amounts under the indenture if:

•	all debt securities of that series previously authenticated and delivered under the indenture have been delivered to the trustee for cancellation, or

•

all debt securities of that series have become due and payable or will become due and payable within one year, at maturity or by redemption, and we deposit with the trustee, in trust, sufficient money to pay the entire indebtedness of all the debt securities of that series on the dates the payments are due in accordance with the terms of the debt securities.

To exercise the right of deposit described above, we must pay all other sums payable under the indenture, and deliver to the trustee an opinion of counsel and an officers’ certificate stating that all conditions precedent to the satisfaction and discharge of the indenture have been complied with.

Form, Exchange, Registration and Transfer

Unless we inform you otherwise in the prospectus supplement, we will issue the debt securities only in fully registered form, without coupons, in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Debt securities will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms in such authorized denominations as may be requested. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any transfer or exchange of the debt securities. We may, however, require payment of any tax or other governmental charge payable for the registration of the transfer or exchange.

We will appoint the trustee as security registrar for the debt securities. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional offices or agencies for transfers and exchanges of any series of debt securities.

We will not be required:

•

to issue, register the transfer of or exchange debt securities of a series during a period beginning 15 business days prior to the day of mailing of a notice of redemption of debt securities of that series selected for redemption and ending on the close of business on the day of mailing of the relevant notice, or

•	to register the transfer of or exchange any debt security, or portion of any debt security, called for redemption, except the unredeemed portion of any debt security we are redeeming in part.

Payment and Paying Agents

Unless we inform you otherwise in the prospectus supplement, principal and interest will be payable, and the debt securities will be transferable and exchangeable, at the office or offices of the trustee or any paying agent we designate. At our option, we will pay interest on the debt securities by check mailed to the holder’s registered address or by wire transfer for global debt securities. Unless we inform you otherwise in a prospectus supplement, we will make interest payments to the persons in whose name the debt securities are registered at the close of business on the record date for each interest payment date.

In most cases, the trustee and paying agent will repay to us upon written request any funds held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment.

Book-Entry and Settlement

We may issue the debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. The prospectus supplement will describe:

•

any circumstances under which beneficial owners may exchange their interests in a global debt security for certificated debt securities of the same series with the same total principal amount and the same terms;

•	the manner in which we will pay principal of and any premium and interest on a global debt security; and

•	the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

Notices

Notices to holders will be given by mail to the addresses of such holders as they appear in the security register.

Governing Law

New York law will govern the indenture and the debt securities.

The Trustee

U.S. Bank National Association is the trustee under the indenture.

If an event of default occurs and is continuing, the trustee will be required in the exercise of its rights and powers to use the degree of care and skill of a prudent person under the circumstances in the conduct of his own affairs. The trustee may resign at any time or the holders of a majority in principal amount of the debt securities may remove the trustee. If the trustee resigns, is removed or becomes incapable of acting as trustee or if a vacancy occurs in the office of the trustee for any reason, we will appoint a successor trustee in accordance with the provisions of the indenture.

If the trustee becomes one of our creditors, it will be subject to limitations in the indenture on its rights to obtain payment of claims or to realize on certain property received for any claim, as security or otherwise. The trustee may engage in other transactions with us. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign as required under the Trust Indenture Act of 1939.

Plan of Distribution

We will set forth in the applicable prospectus supplement a description of the plan of distribution of the securities that may be offered pursuant to this prospectus.

Legal Matters

Mr. Jay D. Browning, Esq., our Executive Vice President and General Counsel, will issue opinions about the legality of the offered securities for us. Mr. Browning is our employee and at February 1, 2018, beneficially owned approximately 218,512 shares of our common stock (including shares held under employee benefit plans) and held options under our employee stock option plans to purchase an additional 34,766 shares of our common stock. None of such shares or options were granted in connection with the offering of the securities. Any underwriters will be advised about issues relating to any offering by their own legal counsel.

Experts

The consolidated financial statements of Valero Energy Corporation as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2017, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.